FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2008

Commission File Number: 001-33356

Gafisa S.A.
(Translation of registrant’s name into English)

Av. Nações Unidas No. 4777, 9th floor
São Paulo, SP, 05477-000
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.
Corporate Taxpayer’s ID (CNPJ/MF) 01.545.826/0001-07
Corporate Registry (NIRE) 35.300.147.952
Publicly-held Company - 01610-1

NOTICE TO THE SHAREHOLDERS

São Paulo, SP, Brazil, May 8, 2008 - Pursuant to Article 12 of CVM Instruction 358/02, Gafisa S.A. (BOVESPA: GFSA3) hereby discloses to the market the following communication from its shareholder, Morgan Stanley, a United States company, located in the state of Delaware (“Investor”):

1. The Investor acquired outstanding shares of the Company, and currently holds 16,381,988 common shares, or 12.4%, of the Company’s outstanding common shares, between ADR’s in the NYSE and common shares in the Bovespa, through various funds. As a result, it holds a relevant interest in the Company’s total capital stock, pursuant to article 12 of Instruction 358 of the Brazilian Securities and Exchange Commission - CVM.

2. The Investor declares that it has acquired said shares for investment purposes only, and such acquisition of shares does not have the objective of changing the control or the administrative structure of the Company.

3. In addition, the Investor declares that it does not hold any subscription bonuses, subscription rights or purchase options related to the Company’s shares or share-convertible debentures.

4. Finally, the Investor declares that it has not entered into any agreement governing the exercise of voting rights or the purchase and sale of the Company’s securities.

São Paulo, May 08, 2008.

Gafisa S.A.